UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

GOLDMAN, SACHS & CO. 200 West Street New York, NY 10282
AMENDED AND RESTATED
APPLICATION PURSUANT TO
SECTION 9(c) OF THE
INVESTMENT COMPANY ACT
OF 1940 FOR TEMPORARY AND PERMANENT ORDERS
EXEMPTING APPLICANTS
FROM THE PROVISIONS OF
SECTION 9(a) OF SUCH ACT

File No. 812-13796

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
200 West Street
New York, NY 10282

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
Christchurch Court
10-15 Newgate Street
London, England EC1A7HD

GOLDMAN SACHS HEDGE FUND STRATEGIES LLC
200 West Street
New York, NY 10282

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
132 Turnpike Road
Southborough, MA 01772

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
132 Turnpike Road
Southborough, MA 01772

EPOCH SECURITIES, INC.
132 Turnpike Road
Southborough, MA 01772

1 of 45

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

GOLDMAN, SACHS & CO. 200 West Street New York, NY 10282
AMENDED AND RESTATED
APPLICATION PURSUANT TO
SECTION 9(c) OF THE
INVESTMENT COMPANY ACT
OF 1940 FOR TEMPORARY AND PERMANENT ORDERS
EXEMPTING APPLICANTS
FROM THE PROVISIONS OF
SECTION 9(a) OF SUCH ACT

File No. 812-13796

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
200 West Street
New York, NY 10282

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
Christchurch Court
10-15 Newgate Street
London, England EC1A7HD

GOLDMAN SACHS HEDGE FUND STRATEGIES LLC
200 West Street
New York, NY 10282

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
132 Turnpike Road
Southborough, MA 01772

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
132 Turnpike Road
Southborough, MA 01772

EPOCH SECURITIES, INC.
132 Turnpike Road
Southborough, MA 01772

Goldman, Sachs & Co. (“Goldman Sachs”), Goldman Sachs Asset Management, L.P. (“GSAM, L.P.”), Goldman Sachs Asset Management International (“GSAMI”), Goldman Sachs Hedge Fund Strategies LLC (“GSHFS”), Commonwealth Annuity and Life Insurance Company (“Commonwealth”), First Allmerica Financial Life Insurance Company (“FAFLIC”) and Epoch Securities, Inc. (“Epoch”) (collectively, the “Applicants”) hereby amend and restate their application (the “Application”)

2 of 45

pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting each Applicant from the provisions of Section 9(a) of the Act (the “Permanent Order,” together with the Temporary Order, the “Orders”) in respect of the facts and circumstances described herein.  While no other existing entity of which Goldman Sachs is an affiliated person currently serves as an investment adviser, depositor, or principal underwriter for any registered investment company, Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which Goldman Sachs is an affiliated person and to any other company of which Goldman Sachs may become an affiliated person in the future (together with the Applicants, the “Covered Persons”).  Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background

A.	Applicants

Goldman Sachs, a New York limited partnership, is a leading global investment banking and securities firm that, among other things, offers underwriting services, financial advisory services and research on securities.  Goldman Sachs also conducts an active securities sales and trading business through a separate business unit (the “Securities Division”).  Goldman Sachs is registered as an investment adviser with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Goldman Sachs also is registered as a broker-dealer with the Commission pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and acts as principal underwriter of Funds (as defined below).

3 of 45

GSAM, L.P. is a registered investment adviser and provides investment advisory services, consisting of portfolio management for individuals, small businesses and business or institutional clients, pension and retirement plans, and investment companies.  GSAM, L.P. currently serves as an adviser and subadviser to certain Funds.1  Each of GSAMI and GSHFS is also a registered investment adviser.  GSAMI provides investment advisory or subadvisory services to Funds.  GSHFS provides advisory or subadvisory services to certain employees’ securities companies as described below.  It does not currently provide advisory or subadvisory services to other Funds but may seek to do so in the future.  The Funds for which GSAM, L.P., GSAMI and GSHFS provide investment advisory or subadvisory services are listed in Exhibit C.

Commonwealth and FAFLIC are insurance companies domiciled in Massachusetts.  Among other activities they act as depositor for certain separate accounts that are registered as UITs under the Act.  Epoch is a registered broker-dealer that acts as principal underwriter for the UITs of Commonwealth and FAFLIC.  The UITs for which these applicants act as depositor or principal underwriter are included in Exhibit C.

Each of Goldman Sachs, GSAM, L.P., GSAMI and GSHFS also acts as investment manager to one or more employees’ securities companies, as defined in Section 2(a)(13) of the Act (“ESCs”).2  The ESCs were established to provide investment opportunities for the partners of Goldman Sachs (prior to its initial public offering) and certain employees and consultants (as defined in the application relating to the ESC) of Goldman Sachs and its affiliates.
__________________
1           “Funds” refer to any registered investment company or employees’ securities company described in note 2 for which a Covered Person serves as an investment adviser, subadviser or depositor, or any registered open-end investment company, registered unit investment trust (“UIT”) or registered face amount certificate company for which a Covered Person serves as principal underwriter (such activities, collectively, “Fund Servicing Activities”).

2           The ESCs rely upon an exemption from registration under the Act granted in an order under Sections 6(b) and 6(e) of the Act (Release No. IC-23390, Aug. 14, 1998) (the “ESC Order”).

 4 of 45

B.	The Consent and Final Judgment

The Commission pursued an investigation into a transaction in which Goldman Sachs or its affiliates sold synthetic collateralized debt obligations, which referenced a portfolio of synthetic residential mortgage-backed securities, to two institutional investors in early 2007 (the “Transaction”).  In connection with the investigation, on April 16, 2010, the Commission filed a complaint (the “Complaint”) against Goldman Sachs in the United States District Court for the Southern District of New York (the “District Court”) in a civil action captioned Securities and Exchange Commission v. Goldman, Sachs & Co. and Fabrice Tourre (the “Action”).   The Commission alleged that the offering materials for the Transaction, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the Transaction had played a role in the selection process.  In its consent to the final judgment (described below), Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.  Goldman Sachs and the Commission’s Division of Enforcement have reached an agreement to settle the Action as described below, and Goldman Sachs has entered into a Consent in which, for the purpose of the Action, it consented to the entry of a final judgment against it by the District Court (the “Final Judgment”).  The Final Judgment, to be entered by the District Court on July 20, 2010, among other things, enjoins Goldman Sachs from violating Section 17(a) of the Securities Act of 1933 (“Securities Act”) in the offer or sale of any security.3  The Final Judgment will also decree that Goldman Sachs is liable for disgorgement of $15 million and a civil penalty in the amount of $535 million.  Finally, the Final Judgment will require Goldman Sachs to comply with certain undertakings relating to (i) the vetting and approval process for offerings of residential mortgage-related

__________________
3           Securities and Exchange Commission v. Goldman Sachs, Final Consent Judgment as to Goldman Sachs & Co., 10-cv-03229 (S.D.N.Y., July 20, 2010).  The injunction will also apply to the Firm’s agents, servants, employees, attorneys and all persons in active concert or participation with them who receive actual notice of the Judgment.

5 of 45

securities products by its Firmwide Capital committee, (ii) review of marketing materials used in connection with residential mortgage-related securities offerings by Goldman Sachs’ Legal Department and Compliance Department, (iii) annual internal audits of the review of such marketing materials, (iv) where Goldman Sachs is the lead underwriter of an offering of residential mortgage-related securities and retains outside counsel to advise on the offering, review of the related offering materials by outside counsel and (v) education and training of persons involved in the structuring or marketing of residential mortgage-related securities offerings.

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or a principal underwriter for any registered open-end investment company, UIT or registered face amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser, municipal securities dealer, government securities broker, government securities dealer, transfer agent, or entity or person required to be registered under the Commodity Exchange Act (“CEA”), or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the CEA, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.  Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.  Goldman Sachs is an

6 of 45

affiliated person of the other Applicants within the meaning of Section 2(a)(3) because they are under common control.

The entry of the Final Judgment would result in a disqualification of Goldman Sachs under Section 9(a)(2) because it would be permanently enjoined by the District Court from engaging in conduct in violation of Section 17(a) of the Securities Act in connection with the purchase or sale of any security.  As a consequence Goldman Sachs would be unable to act as principal underwriter of Funds or engage in other Fund Servicing Activities.  Taken together, Sections 9(a)(2) and 9(a)(3) would also have the effect of precluding the other Applicants from engaging in Fund Servicing Activities.  The entry of the Final Judgment results in a disqualification of such Applicants under Section 9(a)(3) because Goldman Sachs is an affiliated person of the other Applicants and has, by consenting to the entry of the Final Judgment, become subject to an injunction described in Section 9(a)(2).  Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to seek to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that:  (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no

7 of 45

involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a).4

In light of the Final Judgment, the Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of the Applicants to perform Fund Servicing Activities now or in the future, the Applicants seek the Orders.

III.	Statements in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert the following:

A.	The Limited Scope of Alleged Misconduct

The violations alleged in the Complaint did not involve Fund Servicing Activities or the current or former Goldman Sachs employees who are or were involved in Fund Servicing Activities.5  Such conduct also did not involve any Fund with respect to which the Applicants provided any Fund Servicing Activities.

The legislative history of Section 9 indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”6  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.

___________________
4           Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).
5           The Complaint did not expressly name, or reference the conduct of, any current or former employee of Goldman Sachs who is or was involved in providing advisory, subadvisory, depositor or underwriting services to the Funds for which the Applicants provide such services.  It is possible that one or more current or former personnel of the Applicants who is or was involved in providing advisory, subadvisory or underwriting services to the Funds was at some time an officer or employee of the Securities Division.

6           Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

8 of 45

Some investment companies were operated as part of larger financial institutions, without information barriers or other operational separations.  It does not appear that the drafters of the provision envisaged the structure commonly used today, in which different business lines of a financial services company are conducted out of operationally separated units with formal information barriers between them and that, in many instances, are separate legal entities.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that a registered investment company would have to be deprived of its management because of alleged violations at another business unit that are not even remotely related to the manager’s activities.  In the absence of improper practices relating to their Fund Servicing Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

B.	Involvement of Applicants’ Personnel

No current or former director, officer or employee of Goldman Sachs or the other Applicants — who is involved in providing Fund Servicing Activities to Funds — had any knowledge of, or was involved in, the conduct that forms the basis of the Complaint.7  The individual defendant named in the Complaint and the other personnel at Goldman Sachs who were involved in the violations alleged in the Complaint have had no and will not have any future involvement in providing Fund Servicing Activities to Funds.8  Furthermore, as far as the Applicants are aware, none of the officers, directors or employees of Applicants — who are or were involved in providing Fund Servicing Activities to the Funds — had any knowledge of any non-public information relating to, or had any involvement in, the conduct underlying the
__________________
7           See footnote 5.

8           Id.

9 of 45

Complaint.  The alleged conduct giving rise to the Final Judgment did not involve any Fund or the assets of any Fund for which an Applicant provided Fund Servicing Activities.

In addition, Goldman Sachs maintains informational barriers among its various business units to prevent the flow of sensitive information from one unit to another, to satisfy certain regulatory requirements and to strengthen Goldman Sachs’ compliance efforts.  There are informational barriers between the Applicants that act as advisers or depositors, on the one hand, and the Securities Division, on the other.  Goldman Sachs’ informational barriers, which were in effect at the time of the violations alleged in the Complaint, contain the following basic characteristics: (1) written policies and procedures reasonably designed to prevent the flow of information to and from the other business units that relate to the voting and investment powers over securities; (2) annual independent assessments of the operation of the policies and procedures; and (3) a prohibition on common managing directors, officers or employees (other than clerical, ministerial, or support personnel) who are involved in the exercise of the voting and investment powers with respect to securities.  As a result of these informational barriers, the Applicants that exercise voting and investment powers over Fund securities do so independent of other business units of Goldman Sachs, including the Securities Division.

Because the Applicants (other than Goldman Sachs) had no involvement in the conduct underlying the Complaint (and the personnel at Goldman Sachs who were involved in such conduct have no involvement in Fund Servicing Activities), the shareholders of the Funds advised by the Applicants were not affected any differently than if the Funds had received services from any other non-affiliated investment adviser or principal underwriter.  As a result of the foregoing, the Applicants respectfully submit that the granting of an exemption under the Application would be consistent with the public interest and the protection of investors.

10 of 45

C.	Adverse Effect on Applicants

The imposition of Section 9(a) on the Applicants would be unduly and disproportionately severe, given that (a) the violations did not involve divisions or employees of Goldman Sachs acting in the capacity of investment adviser, subadviser, depositor, or principal underwriter for any Fund; (b) Goldman Sachs has undertaken certain actions identified in the proposed Judgment that are intended to enhance Goldman Sachs’ compliance practices relating to the matters that are the subject of the Final Judgment; and (c) Goldman Sachs will be required to pay $550 million pursuant to the Final Judgment.  The Applicants have committed substantial capital and other resources to  be able to provide Fund Servicing Activities.  Without relief under Section 9(c), the Applicants who act primarily as investment advisers would be prevented from offering advisory services that represent a valuable part of the total financial services they offer.  In the case of GSAM L.P., the effects would be particularly dire, as provision of investment advice to the Funds and subadvisory services to funds managed by third parties is a very substantial part of its business.

For Goldman Sachs and Epoch, loss of the ability to provide principal underwriter services to Funds would be adverse in view of the substantial capital and resources that have been committed to develop expertise in underwriting Fund securities and to establish networks for the distribution of Fund shares.  For Epoch, such activities represent a very substantial part of its business.

For Commonwealth and FAFLIC, loss of the ability to act as depositor of UITs would force them to cease an activity that is a substantial portion of their business and to unwind their existing UITs (as discussed below under paragraph E below).

Prohibiting the Applicants from engaging in Fund Servicing Activities would adversely affect their employees as well as their business.  At GSAM, L.P. alone, over 600 employees are actively involved in the provision of Fund Service Activities.  Notwithstanding their skills and

11 of 45

credentials, many of these employees could experience significant difficulties in finding alternative, fund-related employment.

Disqualifying the Applicants from continuing to provide investment advisory services to ESCs is not in the public interest or in furtherance of the protection of investors.  It would not be consistent with the employees’ securities company provisions of the Act or the representations made in the application for the ESC Order to require another entity not affiliated with Goldman Sachs to manage the ESCs.   In addition, participating employees of Goldman Sachs and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by Goldman Sachs or one of its affiliates.

Finally, disqualifying the Applicants from provision of Fund Service Activities would be unduly and disproportionately severe in view of the remedial actions to be taken by Goldman Sachs under the Final Judgment, as discussed in paragraph G below.

D.	Actions Taken With Respect to the Funds

The Applicants undertake to distribute, as soon as reasonably practicable, written materials regarding the Final Judgment and any impact on the Funds and this Application to, and to meet in person to discuss the materials with, the boards of directors or trustees of each Fund (excluding, for this purpose, the ESCs) for which the Applicants serve as investment adviser, subadviser or principal underwriter (the “Boards”), including the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act, and their independent legal counsel, if any.  The Applicants have provided and will continue to provide the Funds with all information concerning the Final Judgment and this Application necessary for those funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Final Judgment as entered by the District Court.

12 of 45

E.	Hardships on the Funds and their Shareholders

The inability of the Applicants to continue providing advisory and subadvisory services to the Funds would result in the Funds and their shareholders facing potentially severe hardships.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Applicants because it would deprive the shareholders of the Funds of the advisory or subadvisory services they selected in investing in the Funds.  Uncertainty caused by the Applicants being prohibited from serving the Funds in an advisory or subadvisory capacity might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of the non-redeeming shareholders.  In addition, the disqualification of the Applicants would result in substantial costs because of the need to obtain shareholder approvals of new investment advisory or subadvisory agreements with a new adviser or subadviser.  The costs of obtaining such approvals would be substantial and would include:  (1) the costs of identifying a suitable successor investment adviser or subadviser; (2) the costs of calling a special meeting of the Boards; (3) the costs of preparing, printing and mailing proxy materials to all shareholders; (4) the cost of actively soliciting shareholder proxies and tabulating those proxies; and (5) the costs of actually holding the shareholder meetings.  The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of the Funds and their shareholders, none of whom were involved in conducting the activities that are the subject of the Final Judgment.

Similarly, the inability of the Applicants to continue to serve as depositors to the UITs would result in potential hardships for the variable annuity contract holders and variable life insurance policyholders. Commonwealth and FAFLIC monitor the UIT portfolios and, to the extent consistent with the UIT trust agreements and Section 4(2) of the Act, arrange for the removal of securities from the UIT portfolios.  If disqualified from serving as depositors for the

13 of 45

UITs, the Applicants could no longer hold the UIT assets and would be forced to cancel and unwind the variable annuity contracts and variable life insurance policies.  Contract holders and policyholders, through no fault of their own, would incur the costs of seeking and purchasing viable alternatives.

Finally, the inability of Goldman Sachs and Epoch to continue to serve as principal underwriters to the Funds (including the UITs) would result in such Funds and their shareholders facing potentially severe hardships.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to Goldman Sachs and Epoch because it would deprive the shareholders of such Funds of services they selected in investing in the Funds, including the skill of the principal underwriters in selling shares of the Funds to increase assets and realize economies of scale for the shareholders.  In addition, such Funds would have to expend time and other resources to engage substitute principal underwriters.  The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders, none of whom were involved in conducting the activities that are the subject of the Final Judgment.

F.	Prior Actions Against Goldman Sachs

Goldman Sachs was previously granted an exemption from the provisions of Section 9(a) of the Investment Company Act (i) on September 30, 1970 in connection with an action entitled Securities and Exchange Commission v. Madison Square Garden Corporation, et al. (United States District Court for the Southern District of New York, Civil Action No. 69-4364)9, (ii) on May 2, 1974 in connection with the purchase and sale by Goldman Sachs of unsecured

_________________
9           In the Matter of Goldman, Sachs & Co., Investment Company Act Release Nos. IC-6189 (Sep. 15, 1970) (notice and temporary order) and IC-6200 (Sept. 30, 1970) (permanent order).

14 of 45

promissory notes issued by Penn Central Transportation Company10, (iii) on October 31, 2003 in connection with the research analyst conflicts of interest at Goldman Sachs11 and (iv) on February 23, 2005 in connection with activities at Goldman Sachs related to certain initial public offerings.12

G.	Remedial Efforts

As noted above, the Final Judgment will require Goldman Sachs to comply with certain undertakings set forth therein that are intended to enhance Goldman Sachs’ compliance practices relating to the matters that are the subject of the Final Judgment.  These undertakings relate to (i) the vetting and approval of real estate mortgage securities products by its Firmwide Capital committee, (ii) review of marketing materials used in connection with residential mortgage securities offerings by Goldman Sachs’ Legal Department and Compliance Department, (iii) annual internal audits of the review of such marketing materials, (iv) where Goldman Sachs is the lead underwriter of an offering of residential mortgage securities and retains outside counsel to advise on the offering, review of the related offering materials by outside counsel and (v) education and training of persons involved in the structuring and marketing of residential mortgage securities.

H.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:
__________________
10           In the Matter of Goldman, Sachs & Co., Investment Company Act Release Nos. IC-8342 (May 2, 1974) (notice and temporary order) and IC-8553 (Oct. 22, 1974) (permanent order).

11           In the Matter of Goldman, Sachs & Co., et al., Investment Company Act Release Nos. IC-26242 (Oct. 31, 2003) (notice and temporary order) and IC-26603 (Sept. 20, 2004) (permanent order).

12           In the Matter of Goldman, Sachs & Co., et al., Investment Company Act Release Nos. IC-26764 (Feb. 23, 2005) (notice and temporary order) and IC-26787 (Mar. 22, 2005) (permanent order).

15 of 45

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, the Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

I.	Conclusion

In conclusion, for the reasons set forth above, Applicants believe that they meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Ellen Porges
Goldman, Sachs & Co.
200 West Street
New York, NY 10282
with copies to:

Richard H. Klapper, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

16 of 45

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its General Partner, Board of Directors, officers or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The authorizations required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 to A-7 to this Application, and the verifications required by Rule 0-2(d) under the Act are attached as Exhibits B-1 to B-7.

17 of 45

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Applicants have caused this Application to be duly signed on the 20th day of July, 2010.

GOLDMAN, SACHS & CO.

By:	/s/ Peter V. Bonanno
	Name:	Peter V. Bonanno
	Title:	Managing Director

GOLDMAN SACHS ASSET MANAGEMENT L.P.

By:	/s/ Peter V. Bonanno
	Name:	Peter V. Bonanno
	Title:	Authorized Signatory

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

By:	/s/ Peter V. Bonanno
	Name:	Peter V. Bonanno
	Title:	Secretary

GOLDMAN SACHS HEDGE FUND STRATEGIES LLC

By:	/s/ David Plutzer
	Name:	David Plutzer
	Title:	Assistant Secretary

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

By:	/s/ Michael Reardon
	Name:	Michael Reardon
	Title:	President

18 of 45

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

By:	/s/ Michael Reardon
	Name:	Michael Reardon
	Title:	President

EPOCH SECURITIES, INC.

By:	/s/ Michael Reardon
	Name:	Michael Reardon
	Title:	President

19 of 45

EXHIBIT A-1

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Goldman, Sachs & Co. hereby states that Peter V. Bonanno, pursuant to his position as a Managing Director, is authorized to file this Application in its name and on its behalf.

GOLDMAN, SACHS & CO.

By:	/s/ Ellen R. Porges
	Name:	Ellen R. Porges
	Title:	Managing Director

20 of 45

EXHIBIT A-2

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Goldman Sachs Asset Management, L.P., hereby states that Peter Bonanno, pursuant to his position as an Authorized Signatory, is authorized to file this Application in its name and on its behalf.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Ellen R. Porges
	Name:	Ellen R. Porges
	Title:	Authorized Signatory

21 of 45

EXHIBIT A-3

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Goldman Sachs Asset Management International hereby states that Peter V. Bonanno, pursuant to his position as Secretary, is authorized to file this Application in its name and on its behalf.

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

By:	/s/ Ellen R. Porges
	Name:	Ellen R. Porges
	Title:	Assistant Secretary

22 of 45

EXHIBIT A-4

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Goldman Sachs Hedge Fund Strategies LLC hereby states that David Plutzer, pursuant to his position as Assistant Secretary, is authorized to file this Application in its name and on its behalf.

GOLDMAN SACHS HEDGE FUND STRATEGIES LLC

By:	/s/ Ellen R. Porges
	Name:	Ellen R. Porges
	Title:	Secretary and Chief Legal Officer

23 of 45

EXHIBIT A-5

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Commonwealth Annuity and Life Insurance Company hereby states that Michael Reardon, pursuant to his position as President, is authorized to file this Application in its name and on its behalf.

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

By:	/s/ Scott D. Silverman
	Name:	Scott D. Silverman
	Title:	Assistant Vice President, General Counsel and Secretary

24 of 45

EXHIBIT A-6

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, First Allmerica Financial Life Insurance Company hereby states that Michael Reardon, pursuant to his position as President, is authorized to file this Application in its name and on its behalf.

FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

By:	/s/ Scott D. Silverman
	Name:	Scott D. Silverman
	Title:	Assistant Vice President, General Counsel and Secretary

25 of 45

EXHIBIT A-7

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Epoch Securities, Inc. hereby states that Michael Reardon, pursuant to his position as President, is authorized to file this Application in its name and on its behalf.

EPOCH SECURITIES, INC.

By:	/s/ Margot Wallin
	Name:	Margot Wallin
	Title:	Chief Compliance Officer, Variable Products Distribution

26 of 45

EXHIBIT B-1

The undersigned states that he has duly executed the attached Application dated  July 20, 2010 for and on behalf of Goldman, Sachs & Co.; that he is a Managing Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Peter Bonanno
Peter Bonanno

27 of 45

EXHIBIT B-2

The undersigned states that he has duly executed the attached Application dated July 20, 2010 for and on behalf of Goldman Sachs Asset Management, L.P.; that he is an Authorized Signatory of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Peter Bonanno
Peter Bonanno

28 of 45

EXHIBIT B-3

The undersigned states that he has duly executed the attached Application dated July 20, 2010 for and on behalf of Goldman Sachs Asset Management International; that he is the Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Peter Bonanno
Peter Bonanno

29 of 45

EXHIBIT B-4

The undersigned states that he or she has duly executed the attached Application dated July 20, 2010 for and on behalf of Goldman Sachs Hedge Fund Strategies LLC; that he is an Assistant Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ David Plutzer
David Plutzer

30 of 45

EXHIBIT B-5

The undersigned states that he or she has duly executed the attached Application dated July 20, 2010 for and on behalf of Commonwealth Annuity and Life Insurance Company; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Michael Reardon
Michael Reardon

31 of 45

EXHIBIT B-6

The undersigned states that he or she has duly executed the attached Application dated July 20, 2010 for and on behalf of First Allmerica Financial Life Insurance Company; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Michael Reardon
Michael Reardon

32 of 45

EXHIBIT B-7

The undersigned states that he or she has duly executed the attached Application dated July 20, 2010 for and on behalf of Epoch Securities, Inc.; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Michael Reardon
Michael Reardon

33 of 45

EXHIBIT C13

GSAM, L.P. is currently an adviser to, and Goldman Sachs is the principal underwriter for, the following Funds (other than ESCs):

GOLDMAN SACHS TRUST

Goldman Sachs Money Market Funds
Goldman Sachs—Institutional Liquid Assets
Portfolios

Prime Obligations Portfolio
Money Market Portfolio
Treasury Instruments Portfolio
Treasury Obligations Portfolio
Federal Portfolio
Tax-Exempt Diversified Portfolio

Goldman Sachs Financial Square FundsSM

Goldman Sachs Financial Square Prime Obligations Fund
Goldman Sachs Financial Square Money Market Fund
Goldman Sachs Financial Square Treasury Obligations Fund
Goldman Sachs Financial Square Treasury Instruments Fund
Goldman Sachs Financial Square Government Fund
Goldman Sachs Financial Square Federal Fund
Goldman Sachs Financial Square Tax-Free Money Market Fund
Goldman Sachs Financial Square Tax-Exempt California Fund
Goldman Sachs Financial Square Tax-Exempt New York Fund

Goldman Sachs Fund of Funds Portfolios

Goldman Sachs Fund of Funds Portfolios

Goldman Sachs Balanced Strategy Portfolio
Goldman Sachs Growth and Income Strategy Portfolio
Goldman Sachs Growth Strategy Portfolio
Goldman Sachs Equity Growth Strategy Portfolio
Goldman Sachs Income Strategies Portfolio
Goldman Sachs Satellite Strategies Portfolio

Goldman Sachs Retirement Strategies Portfolios

Goldman Sachs Retirement Strategy 2010 Portfolio
Goldman Sachs Retirement Strategy 2015 Portfolio
Goldman Sachs Retirement Strategy 2020 Portfolio
Goldman Sachs Retirement Strategy 2030 Portfolio
Goldman Sachs Retirement Strategy 2040 Portfolio
Goldman Sachs Retirement Strategy 2050 Portfolio

Goldman Sachs Equity Funds

Goldman Sachs Equity Funds

Goldman Sachs Fundamental Equity Growth Funds
Goldman Sachs Capital Growth Fund
Goldman Sachs Strategic Growth Fund
Goldman Sachs Concentrated Growth Fund
Goldman Sachs All Cap Growth Fund
Goldman Sachs Growth Opportunities Fund
Goldman Sachs Small/Mid Cap Growth Fund
Goldman Sachs Technology Tollkeeper FundSM
(name change effective July 30, 2010)

Goldman Sachs Fundamental Equity Value Funds
Goldman Sachs Growth and Income Fund
Goldman Sachs Large Cap Value Fund
Goldman Sachs Mid Cap Value Fund
Goldman Sachs Small Cap Value Fund
Goldman Sachs U.S. Equity Fund

Goldman Sachs Global Tax-Aware Equity Portfolios
Goldman Sachs Tax-Advantaged Global Equity Portfolio
Goldman Sachs Enhanced Dividend Global Equity Portfolio

Goldman Sachs Structured Domestic Equity Funds
Goldman Sachs Balanced Fund
Goldman Sachs Structured Large Cap Value Fund
Goldman Sachs Structured U.S. Equity Fund
Goldman Sachs Structured Large Cap Growth Fund
Goldman Sachs Structured Small Cap Equity Fund
Goldman Sachs Structured Small Cap Value Fund
Goldman Sachs Structured Small Cap Growth Fund

Goldman Sachs Fundamental International Equity Funds
Goldman Sachs Concentrated International Equity Fund
Goldman Sachs International Small Cap Fund
Goldman Sachs Strategic International Equity Fund

Goldman Sachs Fundamental Emerging Markets Equity Funds
Goldman Sachs Emerging Markets Equity Fund
Goldman Sachs Asia Equity Fund
Goldman Sachs BRIC Fund (Brazil, Russia, India, China)

Goldman Sachs Structured International Equity Funds
Goldman Sachs Structured International Equity Fund
Goldman Sachs Structured International Equity Flex Fund
Goldman Sachs Structured International Small Cap Fund
Goldman Sachs Structured Emerging Markets Equity Fund

_______________________
13           As of July 15, 2010.
*           Advised by GSAMI.

34 of 45

Goldman Sachs Structured Tax-Advantaged Equity Funds

Goldman Sachs U.S. Equity Dividend and Premium Fund
Goldman Sachs International Equity Dividend and Premium Fund
Goldman Sachs Structured Tax-Managed Equity Fund
Goldman Sachs Structured International Tax-Managed Equity Fund

Goldman Sachs Select Satellite Funds

Goldman Sachs Select Satellite Funds
Goldman Sachs Real Estate Securities Fund
Goldman Sachs International Real Estate Securities Fund
Goldman Sachs Commodity Strategy Fund
Goldman Sachs Absolute Return Tracker Fund
Goldman Sachs Dynamic Allocation Fund

Goldman Sachs Fixed Income Funds

Goldman Sachs Short Duration and Government Fixed Income Funds
Goldman Sachs Enhanced Income Fund
Goldman Sachs Ultra-Short Duration Government Fund
Goldman Sachs Short Duration Government Fund
Goldman Sachs Inflation Protected Securities Fund
Goldman Sachs Government Income Fund

Goldman Sachs Multi Sector Fixed Income Funds
Goldman Sachs Core Fixed Income Fund
Goldman Sachs Core Plus Fixed Income Fund
Goldman Sachs Global Income Fund
Goldman Sachs Strategic Income Fund

Goldman Sachs Single Sector Fixed Income Funds
Goldman Sachs U.S. Mortgages Fund
Goldman Sachs Investment Grade Credit Fund
Goldman Sachs High Yield Fund
Goldman Sachs Emerging Markets Debt Fund
Goldman Sachs Local Emerging Market Debt Fund

Goldman Sachs Municipal Fixed Income Funds
Goldman Sachs Short Duration Tax-Free Fund
Goldman Sachs Municipal Income Fund
Goldman Sachs High Yield Municipal Fund

GOLDMAN SACHS VARIABLE INSURANCE TRUST	GOLDMAN SACHS CLOSED-END FUNDS
Goldman Sachs Structured U.S. Equity Fund
Goldman Sachs Structured Small Cap Equity Fund
Goldman Sachs Strategic Growth Fund
(formerly Goldman Sachs Capital Growth Fund)
Goldman Sachs Large Cap Value Fund
(formerly Goldman Sachs Growth and Income Fund)
Goldman Sachs Mid Cap Value Fund
Goldman Sachs Growth Opportunities Fund
Goldman Sachs Strategic International Equity Fund
Goldman Sachs Government Income Fund
Goldman Sachs Core Fixed Income Fund
Goldman Sachs Money Market Fund

Goldman Sachs Credit Strategies Fund

35 of 45

GSAM, L.P. is currently a subadviser to the following Funds (other than ESCs):

AIG Retirement Company I
Global Real Estate Fund

Dreyfus (Strategic Funds)
Dreyfus Select Managers Large Cap Growth Fund

Genworth Financial Wealth Management, Inc. (AssetMark Funds)
AssetMark Core Plus Fixed Income Fund

GuideStone Funds, Inc.
Medium-Duration Bond Fund

Eagle Mutual Funds
Eagle Capital Appreciation Trust

Genworth Variable Insurance Trust
Genworth Goldman Sachs Enhanced Core Bond Index Fund

ING Investors Trust
ING Goldman Sachs Commodity Strategy Portfolio

JNL Series Trust (Jackson National)
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Emerging Markets Debt Fund

Maxim Series Fund, Inc.
Maxim MidCap Value Fund

Mercer Global Investments, Inc.
MGI US Small/Mid Cap Growth Equity Fund

Met Investors Series Trust
Goldman Sachs Mid-Cap Value Portfolio

Nationwide Variable Insurance Trust
NVIT Multi-Manager Large Cap Value Fund

Ohio National Fund, Inc.
Mid Cap Opportunity Portfolio-Mid Cap Growth

Pacific Life Funds
Short Duration Bond Fund

Pacific Select Fund
Short Duration Bond Portfolio

Penn Series Fund, Inc.
Small Cap Value Fund

Principal Investors Fund, Inc.
Partners Large Cap Blend Fund I
Partners Mid Cap Value Fund I

Prudential: American Skandia Trust
AST Goldman Sachs Small-Cap Value Portfolio
AST Goldman Sachs Concentrated Growth Portfolio
AST Goldman Sachs Mid-Cap Growth Portfolio

Prudential Series Fund
SP Small Cap Value Portfolio

Riversource Investments, LLC
RiverSource Partners Variable Portfolio-Select Value Fund

Russell Investment Funds
RIF Core Bond Fund

Russell Investment Company
Russell Strategic Bond Fund
RIC Multi-Strategy Bond Fund
Russell Commodity Strategy Fund

SEI Institutional Managed Trust
Large Cap Growth Fund

SunAmerica Series Trust
Global Bond Portfolio

SunAmerica Seasons Series Trust
Large Cap Growth Portfolio
Mid Cap Value Portfolio

SunCapital Advisers Trust
SCSM Goldman Sachs Mid Cap Value Fund
SCSM Goldman Sachs Short Duration Fund

Thrivent Mutual Funds
Thrivent Partner Mid Cap Value Fund
Thrivent Partner Worldwide Allocation Fund

Thrivent Series Funds Inc.
Thrivent Partner Mid Cap Value Portfolio
Thrivent Partner Worldwide Allocation Portfolio

UBS PACE
Alternative Strategies Investments

Wilmington – WT Mutual Funds
Multi-Manager International Fund

Trust for Credit Unions
Money Market Portfolio
Ultra-Short Duration Government Portfolio
Short Duration Portfolio

36 of 45

       Goldman Sachs is currently a distributor to the following Funds:

GSAM-ADMINISTERED BANK FUNDS
The Commerce Funds
The Growth Fund
The Value Fund (formerly The Growth and Income Fund)
The MidCap Growth Fund (formerly The Midcap Fund)
The National Tax-Free Intermediate Bond Fund
The Short-Term Government Fund
The Missouri Tax-Free Intermediate Bond Fund
The Bond Fund
The Kansas Tax-Free Intermediate Bond Fund

37 of 45

Commonwealth is currently a depositor to the following UITs:

Active

Advantage IV
Commonwealth Annuity Separate Account A

Commonwealth Select Resource
Commonwealth Select Separate Account

Commonwealth Select Reward (Bonus)
Commonwealth Select Separate Account

ExecAnnuity Plus/Commonwealth Advantage (2 Prospectuses)
Separate Account VA-K

Horizon
Commonwealth Annuity Separate Account A

Preferred Plus
Commonwealth Annuity Separate Account A

Scudder Gateway Elite
Separate Account KG

Scudder Gateway Plus (Bonus)
Separate Account KG

VEL II (‘93)
VEL II Account

In-Active

Agency C-Shares (f/k/a Commonwealth Ultimate Advantage aka Commonwealth Premier Choice)
Separate Account VA-K

Allmerica Select Life II (Select VEL)
Allmerica Select Separate Account II

Commonwealth Optim-L (L Shares)
Commonwealth Select Separate Account

Commonwealth Select Acclaim (Secondary)
Commonwealth Select Separate Account

Commonwealth Select Advocate (no-load)
Commonwealth Select Separate Account

Commonwealth Select Charter (C-Shares)
Commonwealth Select Separate Account

Commonwealth Value Generation (Annuity Scout fka Delaware No-Load)
Commonwealth Select Separate Account

Delaware Golden Medallion (Bonus)
Separate Account VA-K

Delaware Medallion  III (1 Prospectus)
Separate Account VA-K

Delaware Medallion I/II (1 Prospectus)
Separate Account VA-K

Delaware SPL
Separate Account SPL-D

DirectedAdvisorySolutions (f/k/a Agency No-load or " Fund Quest)
Separate Account VA-K

Fulcrum (Not Printed)
Fulcrum Separate Account

Fulcrum Variable Life (SPVUL)
Fulcrum Variable Life Separate Account

FUVUL (First Union)
Separate Account FUVUL

Group VEL (COLI or “Executive Choices”)
Group VEL Account

Group VEL (Standard)
Group VEL Account

Inheiritage (2 Prospectuses)
A. Variable Inheiritage
B. Select Inheiritage
Inheiritage Account

IVA – Agency IVA (Commonwealth Immediate Advantage)
Separate Account VA-K

Pioneer C-Vision (C-Shares)
Separate Account VA-P

Pioneer No-Load (not printed)
Separate Account VA-P

Pioneer Vision
Separate Account VA-P

Pioneer XtraVision (Bonus)
Separate Account VA-P

Scudder Gateway Advisor (C-Shares)
Separate Account KG

Scudder Gateway Advisor 2 (no-load)
Separate Account KG

Scudder Gateway Custom
Separate Account KGC

Scudder Gateway Incentive (Secondary)
Separate Account KG

Select III (Allmerica Select SPL)
Allmerica Select Separate Account III

SPL II (Initial Registration 3/14/02)
Allmerica Select Separate Account III

VA-A (Non-Qual)
Separate Account VA-A

VA-A (Qual)
Separate Account VA-A

38 of 45

VA-B
Separate Account VA-B

VA-C
Separate Account VA-C

VA-D,E,F
Separate Account VA-D,E,F

VA-G
Separate Account VA-G

VA-H
Separate Account VA-H

VEL (‘87)
VEL Account

VEL (‘91)
VEL Account

VEL (Plus)
VEL Account

VEL III (Allmerica Estate Optimizer)
VEL Account III

VUL 2001 Life IMO (3 Prospectuses)
A. Allmerica Select Life Plus (VUL 2001 IMO Life #1)
B. Allmerica VUL 2001 (Agency VUL 2001 #2)
C. Scudder VUL 2001 (Scudder Gateway Flex Life)
Separate Account IMO

VUL 2001 Survivorship
Separate Account IMO

39 of 45

FAFLIC is currently a depositor to the following UITs:

In-Active

(Agency No-load or " Fund Quest)

Agency C-Shares (f/k/a Commonwealth Ultimate Advantage aka Commonwealth Premier Choice)
Separate Account VA-K

Allmerica Select Life II (Select VEL)
Allmerica Select Separate Account II

Commonwealth Optim-L (L Shares)
Commonwealth Select Separate Account

Commonwealth Select Acclaim (Secondary)
Commonwealth Select Separate Account

Commonwealth Select Advocate (no-load)
Commonwealth Select Separate Account

Commonwealth Select Charter (C-Shares)
Commonwealth Select Separate Account

Commonwealth Select Resource
Commonwealth Select Separate Account

Commonwealth Select Reward (Bonus)
Commonwealth Select Separate Account

Commonwealth Value Generation (Annuity Scout fka Delaware No-Load)
Separate Account VA-K

Delaware Golden Medallion (Bonus)
Separate Account VA-K

Delaware Medallion I/II and III (2 Prospectuses)
Separate Account VA-K

DirectedAdvisorySolutions
Separate Account VA-K

ExecAnnuity Plus/Commonwealth Advantage (2 Prospectuses)
Separate Account VA-K

Fulcrum (Not Printed)
Fulcrum Separate Account

Group VEL (COLI or “Executive Choices”)
Group VEL Account

Group VEL (Standard)
Group VEL Account

Inheiritage (2 Prospectuses)
A. Variable Inheiritage
B. Select Inheiritage
Inheiritage Account

IVA – Agency IVA (Commonwealth Immediate Advantage)
Separate Account VA-K

Pioneer C-Vision (C-Shares)
Separate Account VA-P

Pioneer No-Load (not printed)
Separate Account VA-P

Pioneer Vision
Separate Account VA-P

Pioneer XtraVision (Bonus)
Separate Account VA-P

Scudder Gateway Advisor (C-Shares)
Separate Account KG

Scudder Gateway Advisor 2 (no-load)
Separate Account KG

Scudder Gateway Custom
Separate Account KGC

Scudder Gateway Elite
Separate Account KG

Scudder Gateway Incentive (Secondary)
Separate Account KG

Scudder Gateway Plus (Bonus)
Separate Account KG

Separate Account I (SA001-SA007)
Separate Account I

SPL II (Initial Registration 3/14/02)
Separate Account SPVL

SPVL (a/k/a VEL III and Agency SPVL)
A. Allmerica Estate Optimizer
B. Select III (Select SPL)
Separate Account SPVL

VEL II (‘93)
VEL II Account

VUL 2001 Life IMO (1 Prospectus)
Separate Account IMO

40 of 45

        Epoch is currently a principal underwriter for the following UITs:

Commonwealth – Active:

Advantage IV
Commonwealth Annuity Separate Account A

Commonwealth Select Resource
Commonwealth Select Separate Account

Commonwealth Select Reward (Bonus)
Commonwealth Select Separate Account

ExecAnnuity Plus/Commonwealth Advantage (2 Prospectuses)
Separate Account VA-K

Horizon
Commonwealth Annuity Separate Account A

Preferred Plus
Commonwealth Annuity Separate Account A

Scudder Gateway Elite
Separate Account KG

Scudder Gateway Plus (Bonus)
Separate Account KG

VEL II (‘93)
VEL II Account

Commonwealth – In-Active:

Agency C-Shares (f/k/a Commonwealth Ultimate Advantage aka Commonwealth Premier Choice)
Separate Account VA-K

Allmerica Select Life II (Select VEL)
Allmerica Select Separate Account II

Commonwealth Optim-L (L Shares)
Commonwealth Select Separate Account

Commonwealth Select Acclaim (Secondary)
Commonwealth Select Separate Account

Commonwealth Select Advocate (no-load)
Commonwealth Select Separate Account

Commonwealth Select Charter (C-Shares)
Commonwealth Select Separate Account

Commonwealth Value Generation (Annuity Scout fka Delaware No-Load)
Commonwealth Select Separate Account

Delaware Golden Medallion (Bonus)
Separate Account VA-K

Delaware Medallion  III (1 Prospectus)
Separate Account VA-K

Delaware Medallion I/II (1 Prospectus)
Separate Account VA-K

Delaware SPL
Separate Account SPL-D

DirectedAdvisorySolutions (f/k/a  Agency No-load or “Fund Quest)
Separate Account VA-K

Fulcrum (Not Printed)
Fulcrum Separate Account

Fulcrum Variable Life (SPVUL)
Fulcrum Variable Life Separate Account

FUVUL (First Union)
Separate Account FUVUL

Group VEL (COLI or “Executive Choices”)
Group VEL Account

Group VEL (Standard)
Group VEL Account

Inheiritage (2 Prospectuses)
A. Variable Inheiritage
B. Select Inheiritage
Inheiritage Account

IVA – Agency IVA (Commonwealth Immediate Advantage)
Separate Account VA-K

Pioneer C-Vision (C-Shares)
Separate Account VA-P

Pioneer No-Load (not printed)
Separate Account VA-P

Pioneer Vision
Separate Account VA-P

Pioneer XtraVision (Bonus)
Separate Account VA-P

Scudder Gateway Advisor (C-Shares)
Separate Account KG

Scudder Gateway Advisor 2 (no-load)
Separate Account KG

Scudder Gateway Custom
Separate Account KGC

Scudder Gateway Incentive (Secondary)
Separate Account KG

41 of 45

Select III (Allmerica Select SPL)
Allmerica Select Separate Account III

SPL II (Initial Registration 3/14/02)
Allmerica Select Separate Account III

VA-A (Non-Qual)
Separate Account VA-A

VA-A (Qual)
Separate Account VA-A

VA-B
Separate Account VA-B

VA-C
Separate Account VA-C

VA-D,E,F
Separate Account VA-D,E,F

VA-G
Separate Account VA-G

VA-H
Separate Account VA-H

VEL (‘87)
VEL Account

VEL (‘91)
VEL Account

VEL (Plus)
VEL Account

VEL III (Allmerica Estate Optimizer)
VEL Account III

VUL 2001 Life IMO (3 Prospectuses)
A. Allmerica Select Life Plus (VUL 2001 IMO Life #1)
B. Allmerica VUL 2001 (Agency VUL 2001 #2)
C. Scudder VUL 2001 (Scudder Gateway Flex Life)
Separate Account IMO

VUL 2001 Survivorship
Separate Account IMO

FAFLIC – In-Active

(Agency No-load or " Fund Quest)

Agency C-Shares (f/k/a Commonwealth Ultimate Advantage aka Commonwealth Premier Choice)
Separate Account VA-K

Allmerica Select Life II (Select VEL)
Allmerica Select Separate Account II

Commonwealth Optim-L (L Shares)
Commonwealth Select Separate Account

Commonwealth Select Acclaim (Secondary)
Commonwealth Select Separate Account

Commonwealth Select Advocate (no-load)
Commonwealth Select Separate Account

Commonwealth Select Charter (C-Shares)
Commonwealth Select Separate Account

Commonwealth Select Resource
Commonwealth Select Separate Account

Commonwealth Select Reward (Bonus)
Commonwealth Select Separate Account

Commonwealth Value Generation (Annuity Scout fka Delaware No-Load)
Separate Account VA-K

Delaware Golden Medallion (Bonus)
Separate Account VA-K

Delaware Medallion I/II and III (2 Prospectuses)
Separate Account VA-K

DirectedAdvisorySolutions
Separate Account VA-K

ExecAnnuity Plus/Commonwealth Advantage (2 Prospectuses)
Separate Account VA-K

Fulcrum (Not Printed)
Fulcrum Separate Account

Group VEL (COLI or “Executive Choices”)
Group VEL Account

Group VEL (Standard)
Group VEL Account

Inheiritage (2 Prospectuses)
A. Variable Inheiritage
B. Select Inheiritage
Inheiritage Account

IVA – Agency IVA (Commonwealth Immediate Advantage)
Separate Account VA-K

42 of 45

Pioneer C-Vision (C-Shares)
Separate Account VA-P

Pioneer No-Load (not printed)
Separate Account VA-P

Pioneer Vision
Separate Account VA-P

Pioneer XtraVision (Bonus)
Separate Account VA-P

Scudder Gateway Advisor (C-Shares)
Separate Account KG

Scudder Gateway Advisor 2 (no-load)
Separate Account KG

Scudder Gateway Custom
Separate Account KGC

Scudder Gateway Elite
Separate Account KG

Scudder Gateway Incentive (Secondary)
Separate Account KG

Scudder Gateway Plus (Bonus)
Separate Account KG

Separate Account I (SA001-SA007)
Separate Account I

SPL II (Initial Registration 3/14/02)
Separate Account SPVL

SPVL (a/k/a VEL III and Agency SPVL)
A. Allmerica Estate Optimizer
B. Select III (Select SPL)
Separate Account SPVL

VEL II (‘93)
VEL II Account

VUL 2001 Life IMO (1 Prospectus)
Separate Account IMO

43 of 45

        Goldman Sachs acts as adviser to the following ESCs:

Bridge Street Asia Fund, L.P.
Bridge Street Fund 1999, L.P.
Bridge Street Real Estate Fund 1999, L.P.
Stone Street Asia Fund, L.P.
Stone Street Fund 1999, L.P.
Stone Street Real Estate Fund 1999, L.P.
Bridge Street Fund 2000, L.P.
Bridge Street PEP Technology Fund 2000, L.P.
Bridge Street Real Estate Fund 2000, L.P.
Bridge Street Special Opportunities Fund 2000, L.P.
Stone Street Fund 2000, L.P.
Stone Street PEP Technology Fund 2000, L.P.
Stone Street Real Estate Fund 2000, L.P.
Whitehall Street Global REPIA Fund 2001, L.P.
Whitehall Street Global Employee Fund 2001, L.P.
GS Distressed Opportunities Employee Fund, L.P.
GS Private Equity Partners 2002 Employee Fund, L.P.
GS Mezzanine Partners III Employee Fund, L.P.
GS Mezzanine Partners III PIA Fund, L.P.
Goldman Sachs Distressed Opportunities II Employee Fund, L.P.
GS Capital Partners V PCP Fund, L.P.
GS Capital Partners V PIA Fund, L.P.
GS Capital Partners V Employee Fund, L.P.
Goldman Sachs Distressed Opportunities III Employee Fund, L.P.
GS Capital Partners VI PMD ESC Fund, L.P.
GS Capital Partners VI Employee Fund, L.P.
GS Capital Partners VI PIA Fund, L.P.
Goldman Sachs Private Equity Group Employee Fund VII, LLC
Goldman Sachs Real Estate Partners REA Fund, L.P.
Goldman Sachs Real Estate Partners Employee Fund, L.P.
Goldman Sachs Developing Markets Real Estate Partners PMD ESC Fund, L.P.
Goldman Sachs Direct Investment Fund 2000 L.P.
GS Capital Partners 2000 Employee Fund, L.P.
GS Vintage II Employee Fund, L.P.
GS PCP Core Plus Real Estate Income Fund 2002, L.P.
GS Mezzanine Partners 2006 PCP Fund, L.P.
GS Mezzanine Partners 2006 Employee Fund, L.P.
GS Mezzanine Partners 2006 PIA Fund, L.P.
Whitehall Street Global Real Estate Employee Fund 2007, L.P.
Whitehall Street Global Real Estate PMD ESC Fund 2007, L.P.
GS Distressed Opportunities IV Employee Fund, L.P.
Goldman Sachs Private Equity Group Employee Fund IV, L.L.C.
Whitehall Street Global Employee Fund 2005, L.P.
Whitehall Street 2005 International PCP Fund, L.P.
Whitehall Street Global PCP Fund 2005, L.P.
Whitehall Street Global REPIA Fund 2005, L.P.
GS Global Infrastructure Partners I Employee Fund, L.P.
GS Global Infrastructure Partners I-A Employee Fund, L.P.
Goldman Sachs Vintage IV Employee Fund, L.P.
GS Direct Strategies Employee Fund, LLC
GS Direct Strategies QEP Employee Fund, LLC
GS Private Equity Partners IX Employee Fund, L.P.
GS Private Equity Partners Asia Employee Fund, L.P.
Goldman Sachs Private Equity Group Employee Fund V, L.L.C.
GOLDMAN SACHS PEG COMBO KE FUND, L.P.
THL Equity Fund VI - GS Access Employee Fund, L.P.
GS MEZZANINE PARTNERS V PMD ESC FUND, L.P.
GS MEZZANINE PARTNERS V EMPLOYEE FUND, L.P.
GS MEZZANINE PARTNERS V PIA FUND, L.P.
Goldman Sachs Private Equity Group Employee Fund III, L.L.C.
GS Loan Partners I Employee Fund, L.P.
GS Loan Partners I Employee Master Fund, L.P.
Goldman Sachs Private Equity Partners 2004 Employee Fund, L.P.
Goldman Sachs Vintage III Employee Fund, L.P.
GS Private Equity Concentrated Employee Fund, L.P.
Goldman Sachs Private Equity Partners 2005 Employee Fund, L.P.
GOLDMAN SACHS PRIVATE EQUITY GROUP EMPLOYEE FUND VI, LLC
Goldman Sachs Private Equity Group Employee Fund I, L.L.C.
Goldman Sachs Private Equity Group Override Fund I, L.L.C.
Goldman Sachs Private Equity Group Employee Fund II, L.L.C.
Goldman Sachs Private Equity Group Override Fund II, L.L.C.
GS PIA 2000 Employee Fund, L.P.
GSCP V Override, L.P.

Goldman Sachs Strategic Asia Partners Employee Fund, LLC
Goldman Sachs Strategies Asia Employee Fund, Ltd.
Goldman Sachs West Street Partners Employee Fund, LLC
Goldman Sachs West Street Partners Employee Fund, Ltd.
Goldman Sachs West Street Partners II Employee Fund 2006, LLC
Goldman Sachs West Street Partners II Employee Fund 2006, Ltd.
Goldman Sachs West Street Portfolios PMD Fund 2007, LLC
Goldman Sachs West Street Portfolios PMD Fund 2007, Ltd.
Goldman Sachs Global Alpha Employee Fund, LLC
Goldman Sachs Liquidity Partners 2007 PMD Fund, LLC
Goldman Sachs Investment Partners ESC Fund, L.P.

44 of 45

       GSAM, L.P. acts as adviser to the following ESCs:

Goldman Sachs Global Alpha Employee Fund, LLC
Goldman Sachs Liquidity Partners 2007 PMD Fund, LLC
Goldman Sachs Investment Partners ESC Fund, L.P.
Goldman Sachs Direct Strategies Employee Fund, LLC (dissolving)
Goldman Sachs Direct Strategies QEP Employee Fund, LLC (dissolving)

      GSHFS acts as adviser to the following ESCs:

Goldman Sachs Strategic Asia Partners Employee Fund, LLC
Goldman Sachs Strategies Asia Employee Fund, Ltd. (in liquidation)
Goldman Sachs West Street Partners Employee Fund, LLC
Goldman Sachs West Street Partners Employee Fund, Ltd.
Goldman Sachs West Street Partners II Employee Fund 2006, LLC
Goldman Sachs West Street Partners II Employee Fund 2006, Ltd.
Goldman Sachs West Street Portfolios PMD Fund 2007, LLC
Goldman Sachs West Street Portfolios PMD Fund 2007, Ltd.

45 of 45